Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 3, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014, Supplement No. 4 dated August 19, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 5 dated August 25, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of August 2014;
(3)	information regarding the share redemption limit;
(4)	recent real property investments; and
(5)	potential real property investments.
OPERATING INFORMAITON
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of August 2014, we accepted investors’ subscriptions for, and issued, a total of 388,331 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $6.6 million, consisting of 374,925 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.4 million, and 13,406 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $229,000. As of August 31, 2014, we had accepted investors’ subscriptions for, and issued, approximately 7.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $118.6 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of August 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
August 1, 2014	$17.07	$17.03	$17.10
August 4, 2014	$17.07	$17.03	$17.10
August 5, 2014	$17.07	$17.03	$17.10
August 6, 2014	$17.07	$17.03	$17.10
August 7, 2014	$17.07	$17.03	$17.10
August 8, 2014	$17.07	$17.03	$17.10
August 11, 2014	$17.07	$17.02	$17.10
August 12, 2014	$17.07	$17.02	$17.10
August 13, 2014	$17.07	$17.02	$17.10
August 14, 2014	$17.06	$17.02	$17.10
August 15, 2014	$17.08	$17.04	$17.12
August 18, 2014	$17.08	$17.04	$17.11
August 19, 2014	$17.08	$17.04	$17.11
August 20, 2014	$17.08	$17.04	$17.11
August 21, 2014	$17.08	$17.04	$17.11
August 22, 2014	$17.08	$17.04	$17.11
August 25, 2014	$17.08	$17.03	$17.11
August 26, 2014	$17.08	$17.03	$17.11
August 27, 2014	$17.08	$17.04	$17.12
August 28, 2014	$17.08	$17.04	$17.12
August 29, 2014	$17.09	$17.05	$17.13
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 93 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of June 30, 2014, our NAV was $105,221,506. As of July 1, 2014, the redemption limit for the quarter ending September 30, 2014 was 10% of our NAV as of June 30, 2014. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of August 31, 2014 has not been reduced below 10% of our NAV as of June 30, 2014.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 84 of the prospectus.
As of August 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 57 properties located in 25 states, consisting of approximately 1.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired two properties between August 9, 2014 and August 31, 2014 for a purchase price of approximately $4.6 million, consisting of approximately 21,000 gross rentable square feet.
Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 21 of the prospectus, as supplemented herein, and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” on page 84 of the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all. Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.
Our advisor has identified eight properties, four of which were previously disclosed, located in seven states, consisting of approximately 139,000 gross rentable square feet of commercial space, for an anticipated approximate purchase price of $22.4 million.
We expect to purchase the foregoing properties with proceeds from the offering and available debt proceeds from our line of credit. Following their acquisition, we may use the properties as collateral in future financings.

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